SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 26, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcement on September 26, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0926/LTN20120926339.pdf, regarding the 2012 Aircraft Sale Agreement entered into by Xiamen Airlines, a non wholly-owned subsidiary of the Company and Hebei Airlines on September 26, 2012 (after trading hours).

English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: September 26, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

SALE of aircraft TO

hEIBEI AIRLINES BY XIAMEN AIRLINES

The Board hereby announces that on 26 September 2012 (after trading hours), Xiamen Airlines, a non wholly-owned subsidiary of the Company and Hebei Airlines entered into the 2012 Aircraft Sale Agreement, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase the Aircraft at the Consideration of approximately RMB 256.8918 million.

Hebei Airlines is a controlled subsidiary of Hebei Airlines Investment, which is the substantial shareholder of Xiamen Airlines, and Hebei Airlines is therefore a connected person of the Company. As each of the applicable percentage ratios (other than the profits ratio) for the 2012 Aircraft Sale Agreement, after aggregation with transactions contemplated under the 2011 Aircraft Sale Agreement, is more than 0.1%, but less than 5%, the sale of the Aircraft constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

THE 2012 AIRCRAFT SALE AGREEMENT

Date

26 September 2012

Parties

(1) Vendor:	Xiamen Airlines, a 51%-owned subsidiary of the Company. Its principal business activity is that of civil aviation; and

(2) Purchaser:	Hebei Airlines, a controlled subsidiary of the Hebei Airlines Investment, which is a substantial shareholder of Xiamen Airlines holding 15% equity interests in Xiamen Airlines. Hebei Airlines' principal business activity is that of civil aviation

Assets to be disposed of

One B737-800 Boeing aircraft The Aircraft are used for air transportation of passengers and freight purpose after introduction by Xiamen Airlines.

According to the valuation report prepared by Beijing Zhongqihua Assets Valuation Co., Ltd.(北京中企華資產評估有限公司) (an independent qualified valuer in the PRC), the appraisal value of the Aircraft amounted to approximately RMB256.8918 million as of 31 March 2012. The unaudited net asset value of the Aircraft as of 26 September 2012 was approximately RMB223.35 million according to the calculation by the financial department of Xiamen Airlines based on the PRC Accounting Standards and the accounting policies of Xiamen Airlines.

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Consideration

The Consideration of approximately RMB256.8918 million is determined after arm’s length negotiation between the parties in accordance with market practice and after taking into account of the abovementioned valuation prepared by Beijing Zhongqihua Assets Valuation Co., Ltd.(北京中企华资产评估有限公司) (an independent qualified valuer in the PRC), the unaudited net asset value of the Aircraft as of 26 September 2012 and the age and expected service life of the Aircraft.

Based on the unaudited net asset value of the Aircraft as of 26 September 2012 and the Consideration, it is estimated that the Group may record an unaudited net gain of approximately RMB 4.38 million from the sale of the Aircraft. Shareholders should however note that the actual gain or loss from the sale of the Aircraft to be recorded by the Group will depend on the actual audited net asset values of the Aircraft and the corresponding applicable tax treatment on the Aircraft on the date of Completion. The Board is of the view that the sale of the Aircraft will not have any material financial impact on the Group. The proceeds from the sale of the Aircraft will be applied towards the Group’s general working capital requirement.

Completion

The Completion of the sale of the Aircraft took place on the date of this announcement.

REASONS FOR AND BENEFITS OF ENTERING INTO THE 2012 Aircraft Sale Agreement

The sale of the Aircraft is in compliance with the transportation capacity plan of Xiamen Airlines. In addition, the delivery of new aircraft introduced by Xiamen Airlines and the Company during 2012 had also increased the transportation capacity of the Group, so the sale of the Aircraft will not have any negative impact on the operation of Xiamen Airlines and the Group.

The Directors (including the independent non-executive Directors) consider that (1) the 2012 Aircraft Sale Agreement was entered into after an arm's length negotiation between Xiamen Airlines and Hebei Airlines and was in compliance with the market practice, the Consideration therein is fair and the terms therein are on normal commercial terms; and (2) the transaction contemplated under the 2012 Aircraft Sale Agreement is fair and reasonable, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Hebei Airlines is a controlled subsidiary of Hebei Airlines Investment, which is the substantial shareholder of Xiamen Airlines, and Hebei Airlines is therefore a connected person of the Company.

As Xiamen Airlines and Heibei Airlines had already entered into the 2011 Aircraft Sale Agreement ,under Rule 14A.25 of the Listing Rules, the transactions contemplated under the 2011 Aircraft Sale Agreement should be aggregated with the transactions contemplated under the 2012 Aircraft Sale Agreement. Since each of the applicable percentage ratios (other than the profits ratio) for the 2012 Aircraft Sale Agreement (after the said aggregation) is more than 0.1%, but less than 5%, the sale of the Aircraft constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

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No Directors have a material interest in the transaction contemplated under the 2012 Aircraft Sale Agreement and are required to abstain from voting on the Board resolution.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“2011 Aircraft Sale Agreement”	the aircraft sale agreement entered into on 23 December 2011 between Xiamen Airlines and Hebei Airlines, pursuant to which Xiamen Airlines agreed to sell two B737-700 aircraft to Hebei Airlines
“2012 Aircraft Sale Agreement”	the aircraft sale agreement entered into on 26 September 2012 between Xiamen Airlines and Hebei Airlines, pursuant to which Xiamen Airlines agreed to sell the Aircraft to Hebei Airlines
“Aircraft”	one B737-800 aircraft, the subject matter of the 2012 Aircraft Sale Agreement
“Board”	the board of Directors
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H shares, A shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the sale of the Aircraft pursuant to the 2012 Aircraft Sale Agreement

“connected person(s)”	has the meaning ascribed to it under the Listing Rules
"Consideration"	the consideration for the sale of the Aircraft in the sum of approximately RMB 256.8918 million pursuant to the 2012 Aircraft Sale Agreement
“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated in the PRC and a controlled subsidiary of Hebei Airlines Investment
“Hebei Airlines Investment”

Hebei Airlines Investment Group Company Limited, the controlling shareholder of Hebei Airlines and also a substantial shareholder of Xiamen Airlines holding 15% equity interests in Xiamen Airlines as at the date of this announcement

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules
"Xiamen Airlines"

Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company as at the date of this announcement

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By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 September 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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